UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2025

Kwok Yu Hin
Chief Executive Officer
Kepler Group Limited
Suite 3902-03, 39/F
Tower 6, The Gateway
Harbour City, Tsim Sha Tsui
Hong Kong

Re: Kepler Group Limited
Draft Registration Statement on Form F-1
Submitted December 6, 2024
CIK No. 0002000208

Dear Kwok Yu Hin:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

General

1. Please revise your filing to update your financial statements for compliance with Item 8 of Form 20-F. Specifically, once the audited financial statements are greater than nine months old, the inclusion of unaudited financial statements covering at least the first six months of your fiscal year ended March 31, 2025 are required.

2. Please disclose the basis for the following assertion about your competitive position, "[a]ccording to relevant industry data, we ranked around 5th in the 2nd Tier among all insurance brokerage company in Hong Kong in terms of revenue in 2023." In particular, discuss the source of the industry data and tell us whether Kepler, or any of its affiliates, commissioned the preparation of the industry data.

Cover Page

3. Please disclose on the cover page the name of your auditor and the location of its headquarters.

Prospectus Summary
Our Strategy, page 1

4. We note that you hope to develop new markets in Southeast Asia. We further note that you have reserved 30% of the proceeds from this offering to fund your expansion in Southeast Asia. In an appropriate portion of this summary, discuss the extent to which Kepler currently does business in areas of Southeast Asia beyond Hong Kong. Similarly clarify the extent to which your current product issuers offer insurance or other products in other parts of Southeast Asia.

Our Corporate History, page 1

5. Please clarify your disclosure regarding the development of your business, in which you rely on an extensive network of channels, to clarify the extent to which your company does business with channels that have not contracted with Kepler or its subsidiaries. Also, clarify the extent to which your referral channels can engage in referrals for competitors or directly with your insurance company partners. Make conforming changes throughout the registration statement.

Risks Related to Doing Business in Hong Kong, page 3

6. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Regulatory Permission, page 4

7. Please revise your disclosure to describe the consequences to you and your investors if you or your subsidiaries inadvertently conclude that the permissions or approvals described in this section are not required.

Risk Factors, page 10

8. We note that a number of significant policies and governance procedures are in the process of being developed, largely at the direction of your CEO, Mr. Kwok Yu Hin. Add a risk factor that addresses the fact that many of your risk management governance structures will be untested at the time you become a public company. For example, we note that you do not describe a related party transaction policy that has been fully developed and documented.

Management Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 45

9. Please revise to provide a detailed discussion addressing your revenue recognition policies and specific accounting guidance followed for each type of insurance product sold. The discussion should include how respective revenue amounts are determined (for both brokerage commissions and recurring fees), indicating if they vary depending on the type of insurance product sold and the term or the marketing channel utilized or the insurance company utilized, which underwrites the respective individual insurance policy. The timing and payment of revenues from the insurance companies to the Company should be addressed indicating how this impacts your recognition of revenues.

Internal Control Over Financial Reporting, page 46

10. We note your disclosure that your chief executive officer and chief financial officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to your internal controls over financial reporting during the year ended March 31, 2024 that have materially affected or are reasonably likely to materially affect internal controls over financial reporting. We further note your disclosure that you may have shortcomings in internal control “over the past years for the past financial reporting.” Please revise to discuss in detail these shortcomings and disclose whether you expect these shortcomings to result in a material weakness in your internal control over financial reporting.

Financial Results For The Years Ended March 31, 2024 and 2023, page 49

11. Please revise this section to disclose the results of operations for each of your reportable segments, as well as a discussion of material year-over-year changes in the components of each segment’s profitability. For example, we note that your professional expenses increased HK$ 528,000, or 17,600%, but that no explanation was provided. Please also include a discussion of key variables (e.g. revenue-generating clients, number of transactions, etc.) and any other financial measurements management is using in managing the business. Please refer to Item 5.A of Form 20-F and SEC Release No. 33-8350.

Revenue, page 50

12. Please revise to provide a discussion which addresses separately the levels of revenues recognized through and from each of the channels, referrers and the consultants for each period presented.

Cost of Revenues, page 51

13. Please revise to provide a detailed discussion identifying each of the individual types of costs included within "cost of revenues" for both your insurance brokerage business and the immigration business. Your discussion should also address the commission expenses individually paid to the channels, referrers and the consultants and how these respective individual commission amounts have been determined, when they are recognized and when they are paid (e.g. upfront or over a period time, etc.) for each of the periods presented.
14. Please revise to provide a detailed discussion of the nature and terms of the broker agreements entered into with the Product Issuers (i.e. the insurance companies) and the agreements entered into with the Consultants.
15. Please revise, in accordance with IAS 24, to identify the company, as well as providing a detailed discussion of the nature and terms of the agreement and the services provided, which resulted in the material amount of commission expense paid to this related party during the year ended March 31, 2024.

Other Income, page 52

16. Please further describe the nature and components of management fee income, how and when this income is recognized, what types of administrative services you are providing and how the increase in "workforce and workspace" correlates to the increase in management fee income.

Liquidity and Capital Resources, page 53

17. Please revise to provide a discussion of the reliance on "money advances" from both third and related parties to support daily operations, as well as indicating whether the company expects this trend and reliance on these sources to continue.

Analysis of Items with Major Changes on the Consolidated Statements of Financial Position as at March 31, 2024 and 2023, page 55

18. Please revise to include narrative discussion of the reasons for the changes in your financial condition, including discussion of changes in individual line items, as required by Item 5 of Form 20-F.

Commission and Other Payables, page 56

19. We note your reference to money advanced from third parties. Please tell us, with a view towards enhanced disclosure, about the instances where you received advances from these parties and how the advances differed from the advances received from your director that is disclosed elsewhere.

Stable Relationship with Product Issuers, page 59

20. We note your disclosure here and your risk factor disclosure on page 11 that your top five product issuers accounted for 70.7% and 56% of your total revenue for the years ended March 31, 2024 and 2023, respectively. Please revise to disclose the material terms of your agreements with these product issuers, including but not limited to the terms and termination provisions and file any contract upon which you are substantially dependent. Please refer to Item 19 of Form 20-F.

21. We note your disclosure in the summary that you work with AXA China, BOC Group Life and ManuaLife. Please confirm our understanding that the three named insurance companies are among your top five product issuers. Also, please clarify how you concluded that the identity of the remaining top five product issuers was not necessary for an investor to understand your business. Please refer to Item 4.B.6 of Form 20-F.

Our Business Strategies, page 60

22. Please revise to provide a detailed discussion of the costs to be incurred in order to develop and expand the business strategies identified.

Develop new geographic markets in Southeast Asia, page 60

23. Revise this section to discuss, in depth, the extent to which you currently operate in areas of Southeast Asia, beyond Hong Kong. Discuss the extent to which your directors, officers or existing channels have experience operating in other Southeast Asian markets, including any relevant experience with local insurance, investing and other laws and regulations. Please clarify which, if any, Southeast Asian countries your management expects to target for expansion in the next 12 months.

24. In this regard, we note the several pinpointed countries on your website. Please clarify whether you currently operate in the countries highlighted on your website, or if not, why you have chosen to highlight such countries. Additionally, we note that your website, www.kplga.com, appears to describe businesses and services that are not described in your registration statement. For example, we note your statement that you redefine [your customers'] approach to finance to provide [your customers] with the largest platform of financial services, accounting services and legal services, and your offerings of retirement planning, savings and investments, financial planning, and private wealth management, all of which are not described in your registration statement. Additionally, we note that equator-ap.com, which you list as a registered domain name, is not a functioning website. Please explain to us and, if appropriate, revise your disclosure to clarify the inconsistencies between the description of your business on your website and the description of your business in this registration statement.

25. Revise this section to clarify the source for the market data presented on the insurance industry in Southeast Asia.

Further expand our distribution channels by selling insurance products on our online distribution platform, page 60

26. Disclose the amounts invested in product development to expand your technology platform. Please provide the status of development, including a timeline of expected

production and launch, if known, of the automated online insurance distribution platform you describe here. Finally, describe the extent to which you are dependent on open source code or platforms controlled by other entities.

27. Clarify the extent to which you have successfully brokered any transactions through your online platform.

Our Business Model, page 61

28. Revise this disclosure to clarify whether your customers have a direct contractual connection to Kepler.

Other Services, page 63

29. We note that you provide immigration services to your customers. Please clarify whether the immigration services are provided by specific channels or by employees of Kepler.

Channels, page 63

30. Revise this section to clarify the extent that any of your 140 Referrers represent more than 10% of your total revenue in any of the periods represented.

31. Clarify, if true, that the Consultants rely on Kepler's Insurance Brokerage License in order to engage in their client advisory activities with the customers and product issuers.

Quality Control, page 64

32. Revise this section to discuss the extent that Kepler, through its direct employees or through contractors, conducts a review of the suitability analysis conducted for each client prior to the insurance recommendation process. Also, discuss the extent that you conduct oversight over the actions by your Consultants through the insurance brokerage process.

Legal and Regulatory Compliance, page 66

33. We note that your insurance brokerage license expired on December 9, 2024. Revise this section to clarify whether the license was renewed.

Related Party Transactions, page 78

34. Please revise your disclosure of the amount due from related companies to discuss the nature of the loan and the transaction in which it was incurred.

Calls on Shares and Lien on Shares, page 81

35. We note your disclosure that "directors may make calls on the shareholders in respect of any monies unpaid on their shares[.]" We also note that your opinion of counsel when filed should opine that the shares to be registered in this offering are fully paid and non-assessable. As such, please clarify your disclosure, if true, that your board may not make calls on the shares being registered in this offering or advise.

Representative's Warrants, page 104

36. Please clarify here and on the cover page of your prospectus who the representative is to which you are referring when you discuss “representative’s warrants.” Further, please revise the cover page to disclose the term of these representative warrants and also revise your filing to describe how you plan to account for these warrants in your consolidated financial statements.

Pricing of the Offering, page 105

37. We note your disclosure that there has been no public market for the Ordinary Shares. Please clarify if there has been no public market for the Representative's Warrants. If so, please describe the factors considered in determining the exercise price of the warrants. Refer to Item 9.A.2 of Form 20-F.

Consolidated Statements of Cash Flows, page F-8

38. Please tell us how you made the accounting determination to classify certain of your advances to related parties as investing activities and payments to/advances from a director as financing activities, or revise your filing as necessary.

Notes to Consolidated Financial Statements
7. Revenue, page F-29

39. Please revise your filing, here or elsewhere, to describe the fee structure you utilize to earn revenue related to commissions for insurance brokerage services, immigration services, and software upgrade and maintenance service income, and describe in detail how you recognize revenue for each of these lines of business under the guidance of IFRS 15. In addition, please explain what is meant by your disclosure that states you derive principal revenue from other services “at overtime.”

27. Financial Instruments
b. Credit risk and impairment assessment, page F-46

40. We note your disclosure that 35.8% and 88.2% of your total trade receivables was due from your largest customer and your five largest customers, respectively, as of March 31, 2024. Please confirm that your current disclosure of customers represents separate and distinct customers and that there are no customers, for instance, that comprise both a significant percentage of your revenue and your receivables or payables for any period presented, or revise your filing accordingly.

c. Fair value measurements of financial instruments, page F-51

41. Please revise your filing to provide the disclosures required in Paragraph 93 of IFRS 13 for each class of assets and liabilities measured at fair value for each period presented.

29. Segment Information, page F-52

42. We note your columnar disclosure of a segment entitled "Others." Please revise your filing to describe what portions of your business are included in this segment. In addition, please revise your filing to allocate the amounts designated as "unallocated" at the bottom of your tables on pages F-52 and F-53 to the proper segment, or create a new segment as necessary.

43. Please revise to provide a discussion addressing how the levels of total segment revenue and inter-segment revenue for the insurance brokerage segment are determined and utilized, and indicate what they represent for each of the periods presented.

Please contact Shannon Davis at 202-551-6687 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Edgar Siu, Esq.